Mail Stop 3561

August 18, 2009

R. Scott Walker
Chief Financial Officer
HC Innovations, Inc.
10 Progress Drive
Suite 200
Shelton, CT 06484

> **Re:** **HC Innovations, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **File No. 000-52197**

Dear Mr. Walker:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director